HEI Exhibit 4.1

NINETEENTH AMENDMENT TO MASTER TRUST AGREEMENT BETWEEN

FIDELITY MANAGEMENT TRUST COMPANY AND HAWAIIAN

ELECTRIC INDUSTRIES, INC. AND AMERICAN SAVINGS BANK, F.S.B.

THIS NINETEENTH AMENDMENT TO THE MASTER TRUST AGREEMENT is made and entered into effective January 1, 2012, unless otherwise specified herein, by and between Fidelity Management Trust Company (the “Trustee”) and Hawaiian Electric Industries, Inc. and American Savings Bank, F.S.B. (collectively and individually, the “Sponsor”);

WITNESSETH:

WHEREAS, the Trustee and Sponsor heretofore entered into a Master Trust Agreement for the Hawaiian Electric Industries Retirement Savings Plan and American Savings Bank 401(k) Plan (collectively and individually, the “Plan”), dated February 1, 2000, and amended August 1, 2000, November 1, 2000, April 1, 2001, December 31, 2001, January 1, 2002, April 1, 2002, July 1, 2002, September 1, 2003, February 2, 2004, October 3, 2005, November 1, 2006, August 1, 2007, October 17, 2008, December 31, 2008, January 15, 2010, March 10, 2010, December 31, 2010, and October 17, 2011, and further amended by letters of direction executed by the Sponsor and the Trustee which specifically state that both parties intend and agree that each such letter of direction shall constitute an amendment (the “Master Trust Agreement”); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Master Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Master Trust Agreement by:

(1)                                 Amending Schedule “B” to add the following to the end thereof:

Revenue Credit.

Revenue Credit. The Trustee shall make a payment in the amount of $75,000 annually which shall be spread pro rata across each Plan governed by this Agreement based on each Plan’s assets as of the prior month end (the “Revenue Credit Account”) under the following terms:

1.                                      Funding.  The Trustee shall fund quarterly in arrears the pro rata portion of the annual Revenue Credit as soon as administratively feasible (generally within 15 Business Days) after the quarterly invoice has been issued and sent.

2.                                      Investment. The Revenue Credit Account shall be invested in the fund specified for such purpose on Schedule C.

3.                                      Application of Account.  The Plan Administrator or Named Fiduciary may direct the Trustee to use amounts held in the Revenue Credit Account to reimburse the Sponsor for reasonable fees and expenses associated with services necessary to the operation of the Plan, or pay such vendors, including the Trustee or third parties, directly.  Effective October 1, 2012, amounts unused for expenses may be allocated to participant accounts in accordance with this section, provided that such allocation shall not occur more frequently than quarterly.  Procedures attached as Schedule B-1, as it may be amended from time to time, shall govern payment of third parties as well as any allocation to

Hawaiian Electric Industries, Inc. – MCM	Confidential Information
Nineteenth Amendment – Master Trust
Plan #56566 & 75615

participant accounts.

4.                                      Directions.  The Plan Administrator or Named Fiduciary shall provide direction to the Trustee when it wishes to use amounts held in the Revenue Credit Account for the payment of Plan expenses or allocation to participants.  In providing any direction to pay expenses or to allocate amounts to participant accounts, the Plan Administrator or Named Fiduciary shall have concluded that the payments or allocations are permissible under the Plan and meet the requirements of applicable laws, including ERISA and the Code.

5.                                      To the extent any Revenue Credits are deemed to be attributable to investments in Fidelity Mutual Funds that have adopted a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (“1940 Act”) at the time such Revenue Credits are made, such Revenue Credits shall be made available pursuant to such plan (“12b-1 Payments”), and the following conditions shall apply:

•                  The obligation to make 12b-1 Payments shall continue in effect for one year from the Effective Date of this amendment, and shall continue for successive annual periods only upon at least annual approval by a vote of the majority of the Trustees for each of those Fidelity Mutual Funds that have adopted such plans, including a majority of those Trustees that are not “interested persons” (as defined in the 1940 Act) of such Mutual Funds and who have no direct or indirect financial interest in the operation of the plan or any agreement related thereto (“Qualified Trustees”).

•                  Notwithstanding any provision hereof to the contrary, the obligation to make these 12b-1 Payments with respect to any plan may be terminated without penalty at any time, upon either a vote of a majority of the Qualified Trustees, or upon a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the applicable Fidelity Mutual Fund to terminate or not continue the plan for the applicable Fidelity Mutual Fund.

•                  Upon assignment of this Agreement, the obligation to make 12b-1 Payments shall automatically terminate.

(2)                                 Amending Schedule C to add the following:

The Named Fiduciary hereby directs that for assets allocated to the Revenue Credit Account, the investment options referred to in Schedule B shall be the Fidelity Money Market Trust Retirement Money Market Portfolio.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Nineteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.  By signing below, the undersigned represent that they are authorized to execute this document on behalf of the respective parties. Notwithstanding any contradictory provision of the Master Trust Agreement, each party may rely without duty of inquiry on the foregoing representation.

HAWAIIAN ELECTRIC INDUSTRIES, INC.			FIDELITY MANAGEMENT TRUST
AND AMERICAN SAVINGS BANK, F.S.B.			COMPANY
BY: HAWAIIAN ELECTRIC INDUSTRIES,
INC. PENSION INVESTMENT COMMITTEE

By:	/s/ James A. Ajello	4/13/12	By:	/s/ Stephanie Nick	5/14/12
	James A. Ajello	Date		Stephanie Nick	Date
	Chairman			FMTC Authorized Signatory

By:	/s/ Chester A. Richardson	4/13/12
	Chester A. Richardson	Date
Secretary

Schedule B-1

Procedures Governing Revenue Credit Account

The following procedures govern the funding and use of the Revenue Credit Account, including any allocation to participants. The Trustee reserves the right to amend the procedures in this Schedule B-1 at any time, upon notice to the Sponsor.

For purposes of Participant Revenue Credit (“PRC”) allocations only, Eligible Participant means any participant or beneficiary (exclusive of those with Status Codes listed on  the separate letter of direction provided by the Named Fiduciary or Sponsor to the Trustee) with a balance greater than zero on the business day immediately preceding the Crediting Date (as defined below).  Status Codes describe various populations of participants that can be excluded, at Sponsor direction, from the process to allocate Revenue Credit to participant accounts.

Payment to Third Parties

(1)                                 Upon receipt of payment instructions in good order from an authorized signer for the Plan Administrator or Named Fiduciary, the Trustee shall redeem shares or units of investment options held in the Revenue Credit Account necessary to make such payments, and shall issue payment as soon as administratively feasible thereafter (typically within 5 business days).

(2)                                 The Trustee shall have no obligation to process payment instructions that alone, or in aggregate with other instructions issued on the same date or already pending, exceed the amount of the Revenue Credit Account.  The Trustee will promptly notify the Named Fiduciary and/or Plan Administrator if the direction is not in good order or if the payment has been returned, but it shall be the responsibility of the party providing the direction to correct and resubmit any requested payment instructions.

(3)                                 The Revenue Credit Account may not be used to offset, reimburse or pay: (i) expenses that have been deducted from participant accounts; or (ii) expenses that are accrued in the net asset value or mil rate of an investment option.

(4)                                 The directing party shall have the sole responsibility to issue timely payment instructions.  The Trustee is not responsible for any late charges, interest or penalties that may accrue owing to untimely submission to the Trustee of directions in good order.  The Trustee shall not be responsible for calculating amounts owed for any Plan payment (other than amounts owed to the Trustee or its affiliates) and shall not use amounts held in the Revenue Credit Account to defray amounts requiring calculation (such as late charges, interest or penalties) unless such charges have been calculated and included in a specific amount the Trustee has been directed to pay.

(5)                                 Directions to make payment from the Revenue Credit Account shall be submitted through the Trustee’s internet application for Sponsors.

Payment to the Trustee

The Sponsor may direct the Trustee to use Revenue Credits, to the extent available, to pay invoices for the Trustee provided services, that are necessary to the operation of the Plan. Any charges for the Trustee provided services not offset by Revenue Credits shall be due and payable pursuant to ordinary invoice and contract terms.

Allocation to Participants

The Trustee shall perform a PRC allocation to Eligible Participant accounts as soon as administratively feasible after receipt of items (1) and (2) below (and in no event no later than 15 calendar days) (the “Crediting Date”), provided such items are received by the Trustee in good order.

No more frequently than once per calendar quarter, the Named Fiduciary or Plan Administrator may direct the Trustee to perform a PRC allocation to Eligible Participant accounts; provided, however, that the balance in the Revenue Credit Account, if divided among Eligible Participants, would exceed $1 per participant on average.  In such event, the following process shall apply:

(1)                                 Dollar Amount of PRC.  The Named Fiduciary or Sponsor shall submit a service request which shall include the dollar amount elected from the Revenue Credit Account for PRC allocation, provided such election does not exceed the assets held in the Revenue Credit Account.  Such request must be received by the Trustee in good order no later than 15 calendar days prior to the Crediting Date.

(2)                                 Division of PRC among Eligible Participant Accounts.  The dollar amount elected from the Revenue Credit Account for a PRC allocation shall be divided among Eligible Participant accounts pro rata based on Eligible Participant account balances, exclusive of outstanding loan balances, as of the business day immediately preceding the Crediting Date.  Such method shall apply to each PRC allocation unless otherwise agreed in writing by the parties no less than 60 calendar days prior to a Crediting Date.

Investment of PRC among Eligible Participant Accounts.  The PRC allocation shall be invested in an Eligible Participant’s account in accordance with the direction provided by the Named Fiduciary or Sponsor to the Trustee, in good order, via a separate letter of direction (or such other method of direction acceptable to the Trustee). Such direction shall apply to each PRC allocation directed by the Named Fiduciary or Sponsor, unless the Named Fiduciary or Sponsor provides a superseding direction to the Trustee, in good order, via a separate letter of direction (or such other method of direction acceptable to the Trustee) contemporaneously with the Named Fiduciary or Sponsor’s submission of a service request described in (1) above.